April 12, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Mr. Raj Rajan

Mr. Brian K. Bhandari

Ms. Tia Jenkins

Re: SEC Staff Comment Letter dated April 2, 2012 (File No. 000-18761)

Dear Mr. Rajan, Mr. Bhandari and Ms. Jenkins:

This letter is being furnished on behalf of Monster Beverage Corporation (the “Company”) in response to the additional comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated April 2, 2012, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (File No. 000-18761) that was filed with the Commission on February 29, 2012.

The text of the Staff’s comment has been included in bold and italics for your convenience, and we have numbered the paragraph below to correspond to the number in the Staff’s letter.  For your convenience, we have also set forth the Company’s response immediately below the numbered comment.

Form 10-K for the Fiscal Year Ended December 31, 2011

Critical Accounting Policies

Revenue Recognition, page 52

1.             We reviewed your response to our prior comment 1. We note your disclosure on page 37 that a key area of your focus is to decrease promotional allowances. To enhance an investor’s understanding of your business please provide us with, and confirm that in future Exchange Act filings you will revise to include, a robust description of what these allowances relate to and the underlying terms of arrangements with customers.

Response:

Promotional and other allowances primarily include consideration given to our distributors or retail customers including, but not limited to the following:

1.              Discounts granted off list prices to support price promotions to end-consumers by retailers.

2.              Reimbursements given to our distributors for agreed portions of their promotional spend with retailers, including slotting, shelf space allowances and other fees for both new and existing products.

3.              Our agreed share of fees given to distributors and/or directly to retailers for advertising, in-store marketing and promotional activities.

4.              Our agreed share of slotting, shelf space allowances and other fees given directly to retailers.

5.              Incentives given to our distributors and/or retailers for achieving or exceeding certain predetermined sales goals.

6.              Discounted or free product.

7.              Contractual fees given to our distributors related to sales made by us direct to certain customers that fall within our distributors’ sales territories.

Our promotional allowance programs with our numerous distributors and/or retailers are executed through separate agreements in the ordinary course of business. These agreements generally provide for one or more of the arrangements described above and are of varying durations, ranging from one week to one year.

In our next 10-K filing and other future filings, if applicable, we will include the above disclosures.

***

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any further questions or need any additional information, please feel free to contact the undersigned at (951) 739-6200 at your convenience.

Sincerely,

/s/ Hilton H. Schlosberg
Hilton H. Schlosberg
Vice Chairman of the Board of Directors, President and Chief Financial Officer

cc:	Michael R. Littenberg
Farzad F. Damania
Schulte Roth & Zabel LLP